EXHIBIT 12


                            TAMPA ELECTRIC COMPANY
                      RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

Year ended Dec. 31,          1996       1995       1994        1993        1992
                             4.64      4.50x     4.11x(1)    3.98x(2)     4.16x

For the purposes of calculating this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals, deferred interest costs and preferred stock dividend requirements.
__________________

(1) Includes the effect of the restructuring charge of $21.3 million pretax as discussed in Note F on page 36. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.52x for the period ended Dec. 31, 1994.

(2)Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the period ended Dec. 31, 1993.































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